UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance, Inc. Master 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance, Inc.

16100 N. 71st Street, Suite 400

Scottsdale, Arizona 85254

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Reliance, Inc. Master 401(k) Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Reliance, Inc. Master 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The accompanying schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 and Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2024 (“supplemental information”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Bellevue, Washington

June 17, 2025

RELIANCE, INC. MASTER 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2024	2023
Assets
Investments:
Investments, at fair value	$1,624,267,378	$—
Plan interest in Master Trust	—	1,517,490,043
Total investments	1,624,267,378	1,517,490,043

Receivables:
Notes receivable from participants	30,616,293	26,856,752
Other receivables	70,320	—
Total receivables	30,686,613	26,856,752

Total assets	1,654,953,991	1,544,346,795

Liabilities
Due to trustee, net	20,555	15,804
Other payables	2,673	—
Excess contributions payable	—	23,318
Total liabilities	23,228	39,122

Net assets available for benefits	$1,654,930,763	$1,544,307,673

See accompanying notes to financial statements.

RELIANCE, INC. MASTER 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2024
Additions
Income:
Plan interest in Master Trust investment income	$168,728,260
Interest on notes receivable from participants	2,078,103
Interest income	163,948
Total investment income	170,970,311

Contributions:
Participants	70,478,945
Employer, net of forfeitures	32,098,244
Rollover	5,584,340
Total contributions, net	108,161,529

Revenue sharing program credits	32,338

Total additions	279,164,178

Deductions
Benefits paid	172,333,394
Administrative expenses	475,650
Total deductions	172,809,044

Net increase	106,355,134

Transfer from other plan	4,267,956

Net increase in net assets available for benefits	110,623,090

Net assets available for benefits, beginning of year	1,544,307,673

Net assets available for benefits, end of year	$1,654,930,763

See accompanying notes to financial statements.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Reliance, Inc. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides certain benefits to the eligible employees of Reliance, Inc. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and subsequent amendments (“ERISA”). The Plan is sponsored by Reliance, Inc. (“Reliance”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. The Plan is administered by the Reliance, Inc. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc.

In February 2024, the Reliance Steel & Aluminum Co. corporate name was changed to Reliance, Inc. and the Plan’s name was changed accordingly. The disclosures do not distinguish between Reliance’s prior and current corporate name and will refer to its current name throughout the financial statements.

Transfer from Other Plan

During 2024, the Feralloy Corporation - Midwest Union Employees’ 401(k) Savings Plan (EIN: 36-2684994) merged into the Plan. On August 1, 2024, participant balances transferred into the Plan and eligible employees of Feralloy Corporation, a wholly-owned subsidiary of Reliance, covered by a collective bargaining agreement with the Midwest Portage International Longshoremen’s Association Local 2038, became eligible to participate in the Plan and received past service credit for purposes of vesting under the provisions of the Plan.

Participation

Eligible employees may participate in the Plan upon completion of 30 days of employment. Eligible employees are automatically enrolled into the Plan 90 days following hire date with an initial deferral contribution of 3% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage for those participants automatically enrolled into the Plan increases annually by 1% (up to a maximum of 10%), unless elected otherwise by the participant.

Contributions

Participants may contribute up to 50% of eligible compensation into the Plan on a pre-tax basis and/or make Roth 401(k) contributions on an after-tax basis, subject to federal limits. Additionally, participants attaining the age of 50 by the end of a Plan year can make additional “catch-up” contributions. Participating employers make matching contributions per payroll cycle and all employer contributions are discretionary, as determined by the Company.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document. The Plan includes certain automatic distribution provisions for participants with small account balances.

Forfeitures

For the year ended December 31, 2024, forfeited employer contributions totaled $1,927,733. Forfeitures used to reduce the Company’s contributions during 2024 were $1,831,506. As of December 31, 2024 and 2023, the Plan held $256,433 and $69,729, respectively, of forfeited nonvested account balances that can be used to reduce future Company contributions or pay Plan administrative expenses.

Notes Receivable from Participants

Participants generally may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. As of December 31, 2024, notes receivable from participants had interest rates that ranged from 3.25% to 10.50% and maturities through August 2040. Interest earned is recorded on an accrual basis in the Interest on notes receivable from participants caption in the accompanying statement of changes in net assets available for benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan document and included in the Benefits paid caption in the accompanying statement of changes in net assets available for benefits.

Administrative Expenses

Recordkeeping fees and other Fidelity fees are partially paid from a suspense account which receives interest income from Fidelity with the Company paying any remaining fees. See Note 2— “Investment Valuation and Income Recognition” for further information on the interest income the Plan earns from Fidelity. For the year ended December 31, 2024, the Plan earned $163,948 of interest income from Fidelity which was used to pay $215,528 of recordkeeping and other Fidelity fees, included in administrative expenses. As of December 31, 2024 and 2023, the Plan held $53,168 and $97,166, respectively, in the suspense account that will be used to pay future Fidelity fees. As of December 31, 2024 and 2023, accrued interest income due from Fidelity of $33,954 and $33,162, respectively, is reflected in the Due to trustee, net caption in the accompanying statements of net assets available for benefits.

Loan initiation and maintenance, and overnight delivery fees are also included in administrative expenses and charged by Fidelity directly to the account balance of the applicable participants. As of December 31, 2024 and 2023, accrued administrative expenses of $62,735 and $56,431, respectively, are reflected in the Due to trustee, net caption in the accompanying statements of net assets available for benefits.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Audit, legal, certain Fidelity recordkeeping fees, and other administrative expenses relating to the Plan are not reflected in the accompanying financial statements as they are paid by the Company.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. As of December 31, 2024 and 2023, revenue sharing credits owed to the Plan from Fidelity of $8,226 and $7,465, respectively, were reflected in the Due to trustee, net caption in the accompanying statements of net assets available for benefits.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments are reported at fair value.

As of December 31, 2023, the Plan had a 100% interest in the net assets of the Reliance, Inc. Master 401(k) Plan Master Trust (the “Master Trust”). The Plan Administrator approved the dissolution of the Master Trust effective December 31, 2024. See Note 3—“Information Concerning the Master Trust”.

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (mutual funds), commingled funds, a common collective trust, a unitized Reliance common stock fund and participant-directed brokerage accounts through Fidelity BrokerageLink®. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock held. The investments in commingled funds and a common collective trust are stated at net asset value (“NAV”) of the shares held by the Plan as a practical expedient to estimate fair value. The investments offered through Fidelity BrokerageLink® include interest-bearing cash, common stocks, mutual funds and exchange traded funds, which are stated at fair value based on quoted market prices in active markets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Included in interest income are earnings the Plan receives from overnight investment of amounts awaiting trade settlement or clearing of disbursements. Such amounts are deposited in a suspense account which are used to pay recordkeeping fees and other Plan expenses. See Note 1— “Administrative Expenses” for further details of interest income received from Fidelity.

The Plan holds shares in commingled pools, managed by Fidelity and other sponsors. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value and there are generally no restrictions on a participant’s ability to redeem at the fund’s NAV.

The Plan has an investment in the Fidelity Managed Income Portfolio II Class 2 (“MIP”), a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value.

Generally, there are no restrictions on a participant’s ability to redeem their investment in the commingled pools and common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., the termination of the commingled pools or MIP and changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV. There are no unfunded commitments with respect to these investments.

Cash and cash equivalents include interest-bearing cash and a money market fund.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) in fair value of investments is presented in the accompanying statement of changes in net assets available for benefits as Plan interest in Master Trust investment income, net, which is detailed in Note 3—“Information Concerning the Master Trust”.

Risks and Uncertainties

The Plan invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Benefit Payments

Benefits to participants and beneficiaries are recorded when paid.

Subsequent Events

Plan management evaluates subsequent events through the date the financial statements are issued.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	Information Concerning the Master Trust

The Plan had a 100% interest in the net assets of the Master Trust as of December 31, 2023. The Master Trust was dissolved as of December 31, 2024 and the investments held by the Master Trust were transferred to the Plan, accordingly.

The following table summarizes the net assets of the Master Trust:

	December 31,	December 31,
	2024	2023
Assets
Investments at fair value:
Cash and cash equivalents	$—	$76,190,623
Commingled funds	—	843,177,084
Mutual funds	—	358,920,171
Reliance, Inc. common stock	—	192,163,653
Common collective trusts	—	39,976,080
Self-directed brokerage accounts	—	7,073,388
Total investments at fair value	—	1,517,500,999

Receivables and other	—	44,746

Total assets	—	1,517,545,745

Liabilities
Other payables	—	55,702
Total liabilities	—	55,702

Net assets in Master Trust	$—	$1,517,490,043

The following table summarizes the changes in net assets of the Master Trust:

Year Ended
December 31,
2024
Investment income
Net appreciation in fair value of investments	$150,462,925
Interest and dividend income	18,265,335
Investment income	168,728,260

Net transfers with the Master Plan	(1,686,218,303)

Net decrease	(1,517,490,043)

Net assets in Master Trust, beginning of year	1,517,490,043

Net assets in Master Trust, end of year	$—

4.	Investments

Participants may invest in certain investments offered by the Trustee, including a unitized Reliance common stock fund that consists principally of Reliance, Inc. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2024, the Plan held approximately 924,758 units of the Reliance, Inc. Stock Fund, compared to 984,477 units held through the Master Trust as of December 31, 2023, with fair values of $181,839,940 and $200,317,665, respectively.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The assets and liabilities of the Reliance, Inc. Stock Fund were as follows:

	December 31,	December 31,
	2024	2023
Reliance, Inc. common stock (648,334 shares as of December 31, 2024 and 687,084 shares as of December 31, 2023)	$174,570,413	$192,163,653
Interest-bearing cash	7,201,880	8,164,968
Other receivables	70,320	44,746
Other payables	(2,673)	(55,702)
	$181,839,940	$200,317,665

For risks and uncertainties regarding investment in Reliance, Inc. common stock, participants should refer to the Reliance, Inc. Annual Report on Form 10-K for the year ended December 31, 2024 and in other documents Reliance files or furnishes with the United States Securities and Exchange Commission.

5.	Fair Value Measurements

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2024 and the Master Trust’s investment assets at fair value as of December 31, 2023:

December 31, 2024	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$74,205,456	$—	$—	$74,205,456
Mutual funds	204,803,986	—	—	204,803,986
Reliance, Inc. common stock	174,570,413	—	—	174,570,413
Self-directed brokerage accounts	12,149,292	—	—	12,149,292
Total assets in the fair value hierarchy	465,729,147	—	—	465,729,147
Commingled funds measured at NAV				1,128,780,183
Common collective trust measured at NAV				29,758,048
Total investments at fair value	$465,729,147	$—	$—	$1,624,267,378

December 31, 2023	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$76,190,623	$—	$—	$76,190,623
Mutual funds	358,920,171	—	—	358,920,171
Reliance, Inc. common stock	192,163,653	—	—	192,163,653
Self-directed brokerage accounts	7,073,388	—	—	7,073,388
Total assets in the fair value hierarchy	634,347,835	—	—	634,347,835
Commingled funds measured at NAV				843,177,084
Common collective trusts measured at NAV				39,976,080
Total investments at fair value	$634,347,835	$—	$—	$1,517,500,999

Investments in mutual funds, common stock and self-directed brokerage accounts are measured at fair value based on quoted market prices of the underlying investments in active markets. Cash and cash equivalents include a money market fund that is measured at fair value based on a quoted market price in an active market and interest-bearing cash with a carrying amount that approximates fair value. Investments in commingled funds and a common collective trust are measured at fair value using NAV as a practical expedient. The fair value of these assets is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the total investments at fair value.

6.	Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments include shares in mutual funds, commingled funds and an interest in a common collective trust that are managed by the Trustee. The Plan also invests in shares of Reliance, Inc. common stock through the unitized Reliance common stock fund. The unitized Reliance common stock fund received $2,901,603 of dividends from Reliance, Inc. for the 2024 Plan year. These transactions, participant loans and the Plan’s participation in Fidelity’s revenue sharing program qualify as exempt party-in-interest transactions.

7.	Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated June 13, 2019 confirming the tax qualification status of the Plan. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the IRC and therefore is tax qualified.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. Plan management has concluded that, as of December 31, 2024 and 2023, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested with respect to Company contributions.

9.	Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024, certain participant contributions and loan repayments for Plan years 2024 and 2023 totaling $93,177 were not remitted to the Plan within the timeframe specified by the Department of Labor’s Regulation 29 CFR §2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. Late participant remittances amounted to $87,596 for the 2024 Plan year, of which $86,484 and $1,112 were corrected in 2024 and 2025, respectively. The Company remitted lost earnings to the affected Plan participants.

10.	Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets and changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

	December 31,	December 31,
	2024	2023
Net assets available for benefits as reported on the Form 5500	$1,653,223,283	$1,542,031,909
Adjustment from fair market value per Trustee to NAV for the MIP	1,707,480	2,275,764
Net assets available for benefits as reported on the accompanying financial statements	$1,654,930,763	$1,544,307,673

		Year Ended
		December 31, 2024
Net income as reported on the Form 5500		$106,923,418
Investments:
Adjustment from fair market value per Trustee to NAV for the MIP
Beginning of year		(2,275,764)
End of year		1,707,480
Net increase as reported on the accompanying financial statements		$106,355,134

11.	Subsequent Event

On January 1, 2025, Cooksey Iron & Metal Co Inc 401k PSP (EIN: 58-6017120), American Alloy Steel 401(k) Plan (EIN: 74-1688398) and Southern Steel Supply 401(k) Plan (EIN: 62-0645144), which had combined investments totaling approximately $35.0 million as of December 31, 2024, merged into the Plan. Participant balances at that time transferred into the Plan and eligible employees of Cooksey Iron & Metal Company, American Alloy Steel, Inc., and Southern Steel Supply, LLC became eligible to participate in the Plan and received past service credit for purposes of vesting under the provisions of the Plan.

RELIANCE, INC. MASTER 401(K) PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2024

Employer Identification Number: 95-1142616

Plan Number: 003

		Total that Constitute Nonexempt Prohibited Transactions
					Total Fully
	Participant Contributions Transferred			Contributions	Corrected
	Late to the Plan	Contributions	Contributions	Pending	Under
	Check Here if Late Participant Loan	Not	Corrected	Correction in	VFCP and PTE
Year	Repayments are Included ☒	Corrected	Outside VFCP	VFCP	2002-51
2024	$87,596	$1,112	$86,484	—	—
2023	$5,581	—	$5,581	—	—

RELIANCE, INC. MASTER 401(K) PLAN SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2024 Employer Identification Number: 95-1142616
Plan Number: 003

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Mutual funds:
	Hartford Small Company HLS Fund Class IA	4,149,614 shares	a	$73,572,661
	MFS Value Fund Class R6	1,187,194 shares	a	57,436,440
	PIMCO Total Return Institutional Class	3,958,377 shares	a	33,567,034
	Victory Sycamore Small Company Opportunity	513,251 shares	a	24,210,032
*	Fidelity® U.S. Bond Index Fund	705,358 shares	a	7,208,756
	BlackRock High Yield Bond Portfolio Institutional Shares	748,155 shares	a	5,311,899
	DFA Global Real Estate Securities Portfolio	154,012 shares	a	1,555,521
*	Fidelity® Inflation-Protected Bond Index Fund	130,093 shares	a	1,156,524
	Vanguard Total International Bond Index Fund	39,996 shares	a	785,119
		Total mutual funds:		204,803,986
	Commingled funds:
*	Spartan 500 Index Pool Class E	581,974 shares	a	160,491,103
*	Fidelity Freedom® Blend 2030 Commingled Pool Class S	5,949,098 shares	a	153,962,656
	Commingled Pension Trust Fund (Large Cap Growth) of JPMorgan Chase Bank, N.A.	1,383,741 shares	a	153,844,356
*	Fidelity Freedom® Blend 2035 Commingled Pool Class S	3,938,178 shares	a	114,246,550
*	Fidelity Freedom® Blend 2025 Commingled Pool Class S	4,051,296 shares	a	100,350,597
*	Fidelity Freedom® Blend 2040 Commingled Pool Class S	3,292,739 shares	a	100,263,895
*	Fidelity Freedom® Blend 2045 Commingled Pool Class S	2,503,947 shares	a	77,497,162
*	Fidelity Freedom® Blend 2050 Commingled Pool Class S	2,199,059 shares	a	67,049,315
*	Fidelity® Diversified International Commingled Pool Class A	2,496,065 shares	a	46,726,345
*	Fidelity Freedom® Blend 2020 Commingled Pool Class S	1,953,915 shares	a	44,666,507
*	Fidelity Freedom® Blend 2055 Commingled Pool Class S	1,120,738 shares	a	36,659,327
*	Fidelity Freedom® Blend 2060 Commingled Pool Class S	912,092 shares	a	19,993,050
*	Fidelity Freedom® Blend 2015 Commingled Pool Class S	632,320 shares	a	14,088,083
*	Spartan Extended Market Index Pool Class E	55,641 shares	a	9,509,111
*	Fidelity Freedom® Blend 2065 Commingled Pool Class S	562,604 shares	a	9,378,604
*	Spartan Total International Index Pool Class E	78,641 shares	a	8,512,155
*	Fidelity Freedom® Blend Income Commingled Pool Class S	360,343 shares	a	6,071,774
*	Fidelity Freedom® Blend 2010 Commingled Pool Class S	260,954 shares	a	5,469,593
		Total commingled funds:		$1,128,780,183

RELIANCE, INC. MASTER 401(K) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2024

Employer Identification Number: 95-1142616

Plan Number: 003

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Cash and cash equivalents:
	Gabelli Funds	Gabelli US Treasury Money Market Fund	a	$67,003,310
*	Fidelity Investments	Interest-bearing cash	a	7,202,146
		Total cash and cash equivalents:		74,205,456
	Common stock:
*	Reliance, Inc.	648,334 shares	a	174,570,413
	Self-directed brokerage accounts:
*	Fidelity Investments	Fidelity BrokerageLink®	a	12,149,292
	Common collective trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio II Class 2	a	28,050,568
	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 3.25% to
		10.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	August 2040	—	30,616,293
		Total:		$1,653,176,191

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance, Inc. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE, INC.
MASTER 401(K) PLAN

Dated: June 17, 2025	By:	/s/ Arthur Ajemyan
Arthur Ajemyan
Member of the Reliance, Inc. Benefits Committee

EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP